November 23, 2020

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Division of Corporate Finance

Office of Real Estate & Construction

Attn. Ruairi Regan

Re:	Arrived Homes, LLC
Amendment No. 23 to Offering Statement on Form 1-A
Filed November 12, 2020
File No. 024-11325

Dear Mr. Regan,

We hereby submit the responses of Arrived Homes, LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 20, 2020, providing the Staff’s comments with respect to the offering statement on Form 1-A, as amended (the “Offering Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Offering Statement on Form 1-A

General

1.	We note the statements on your website and in your testing the water materials regarding dividend yields and annualized returns for each property. Please tell us the basis for these amounts. In addition, your website includes reviews by investors and the amounts and dates of the investments. Please tell us whether you have sold any securities to investors.

Response:

Regarding the first part of your comment, the projected dividend yields and annualized return statements made on the Company’s website with respect to each of the listed properties are outputs from the Company’s internal investment analysis tool. The output for these indicated amounts is calculated through a formula which takes into account the current rental rates of a particular lease, the actual operating expenses of the property, the target leverage (financing) amount at the time of the closing of a particular offering, and third-party forecasts for property value changes (i.e., appreciation (or depreciation) percentage). The disclosure of each variable used in our projections formula is included in section titled “The Financials” for each property listing on our website. This section of our website also includes the following additional disclaimer which we believe counterbalances the presentation of the projected yields and returns:

"* IMPORTANT: The projections or other information generated by Arrived’s investment analysis tools regarding the likelihood of various investment outcomes are hypothetical in nature, do not reflect actual investment results and are not guarantees of future results."

Arrived Homes, LLC

999 3rd Avenue, Suite 3300

Seattle, WA 98105

Regarding the second part of your comment, we confirm that the Company has not sold any securities to any investors. We do not intend to commence our Regulation A offering until after the offering has been qualified by the Commission. The only functionality of our website as of today is the ability to reserve membership interests in our series offerings, which is a way for us to gauge potential interest in the Regulation A offering through non-binding indications of interest. The Reviews section allows persons who have reserved interests to post comments about the properties they are interested in investing in and for which they have reserved interests. Such persons can optionally share information relating to amounts they are interested in reserving, but they will not actually be able to invest until our Regulation A offering has been qualified by the Commission. To avoid confusion, we have changed the wording above the reserved dollar amounts on the review pages from “Invested a month ago” to “Reserved a month ago.”

We note that the reservation of interests screen on our website includes the following disclosure:

“Arrived Homes, LLC (the “Company”) intends to sponsor a securities offering pursuant to Regulation A under the Securities Act of 1933. The Company is now “testing the waters” to gauge market demand and it is under no obligation to make an offering under Regulation A. No money or other consideration is being solicited in connection with the information that is now being provided, and if money is sent in response, it will not be accepted. No offer to buy our securities can be accepted and no part of the purchase price can be received until an offering statement on Form 1-A has been filed with and qualified by the Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the Form 1-A qualification date. A person's indication of interest involves no obligation or commitment of any kind.”

Upon qualification of the Regulation A offering, we will replace the “ Reserve Interests” button with an “Invest” button, which will allow investors to purchase interests in our series offerings through the website. Our website does not currently include a feature that would allow for the sale of any interests in our series offerings.

If you would like to discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters, please contact Ryan Frazier, Chief Operating Officer of the Company at (347) 585-8798 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Arrived Homes, LLC

By: Arrived Holdings, Inc., its managing member

By:	/s/ Ryan Frazier
Ryan Frazier Chief Executive Officer